COMPANY CONTACT: Mario Mohar President, Chief Executive Officer

Jacinto Marina Chief Financial Officer 011-525-55-629-8866	Leon Ortiz Treasurer 011-525-55-447-5836

GRUPO TFM AND SUBSIDIARIES REPORT FOURTH QUARTER
AND FULL YEAR 2003 RESULTS

(Mexico City, February 26, 2003) — Grupo Transportacion Ferroviaria Mexicana, SA. de C.V. and its subsidiaries (“TFM”) reported financial results for the fourth-quarter and full-year periods of 2003.

OPERATIONAL RESULTS FOR THE FOURTH QUARTER OF 2003

Consolidated net revenues for the three months ended December 31, 2003, were $175.2 million, which represents a decrease of $4.6 million or 2.5 percent from revenues of $179.7 million for the same period in 2002. TFM experienced a 0.8 percent decrease in volume during the fourth quarter of 2003 compared with the same period of 2002, caused by the economic downturn, the lack of recovery in foreign trade and the seasonal shutdown of the automotive industry at the end of the year. The 10 percent devaluation of the peso and lower activity in the automotive industry translated into $11.4 million deterioration of revenue compared with the same period in 2002, partially offset by growth in Mexrail revenues, truck-to-rail conversion, and growth in the Chemicals and Petrochemicals and Metals and Minerals segments.

Consolidated operating profit for the fourth quarter of 2003 was $32.1 million, representing a decrease of $0.8 million from the fourth quarter of 2002. The operating ratio (operating expenses as a percentage of revenues) for the fourth quarter of 2003 was 81.6 percent including Mexrail operations (79.1% without Mexrail). Reduction in operating expenses continued during the fourth quarter compared with the same period in 2002, specifically salaries and wages by 5.0 percent; materials and supplies by 10.4 percent, car hire by 23.4 percent; and purchased services by 19.5 percent. Additionally, savings of 13.6 percent, or $1.5 million, in locomotive maintenance was achieved during the quarter as a result of cost control measures and a more efficient operation. The cost-saving effects were negatively impacted by a 15.7 percent, or $2.2 million, increase in fuel cost. The operating loss for Mexrail in the fourth quarter of 2003 was $0.8 million, and operating expenses at the division increased by $1.2 million, or 8.3 percent, during the quarter compared with the same period of 2002. Casualties and insurance expenses accounted for $0.6 million of the increased expense.

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OPERATIONAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2003

Consolidated net revenues for the year ended December 31, 2003, were $698.5 million, including $57.1 million from Mexrail operations, which represents a decrease of $13.6 million or 1.9 percent from the year ended December 31, 2002. TFM revenues were negatively impacted by $29.3 million in lower revenues from the automotive industry, eroded further by $29.2 million, or 11.7 percent, devaluation in revenues from other segments ($37.3 million including automotive segment), but were partially offset by an increase in volume from truck-to-rail conversion, increased volume at Mexrail, and from Agroindustrial and Cement and Mineral product segments.

Consolidated operating profit for the year ended December 31, 2003, was $132.0 million, resulting in an operating ratio of 81.1 percent. (The consolidated operating ratio without Mexrail was 78.4 percent.) Compared with the same period in 2002, operating expenses for the year ended December 31, 2003, showed the benefit of cost control measures in place at TFM before the consolidation of Mexrail, including reductions in salaries and wages of 6.3 percent, in material and supplies of 29.1 percent, in car hire of 5.8 percent, and in purchased services of 8.0 percent, of which $10.3 million, or 21.0 percent corresponds to savings in locomotive maintenance. Consolidated operating expenses also included a 27.6 percent, or $13.8 million, increase in fuel costs due to the volatility of prices and $2.8 million for retention on casualties and insurance during the year of 2003.

FINANCIAL EXPENSES

Net financial expenses incurred in the year ended December 31, 2003, were $111.1 million, including $23.6 million related to the $180.0 million 2012 bond issued in July 2002. TFM recognized a $13.7 million foreign exchange loss resulting from the depreciation of the Mexican peso relative to the U.S. dollar.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2003, TFM’s accounts receivable balance decreased to $189.7 million from $204.5 million at December 31, 2002.

TFM made capital expenditures of $13.2 million during the fourth quarter and $64.2 million for the full year of 2003, primarily from investment in the improvement of TFM and Mexrail lines.

During September 2003 the company repurchased from Kansas City Railroad 51 percent of the capital stock in Mexrail for $32.6 million, the same price TFM received from the sale transaction in April 2003.

As of December 31, 2003, TFM had an outstanding debt balance of $968.0 million and leverage of $55.1 million less than at December 31st, 2002. Debt includes $85.0 million of outstanding U.S. commercial paper and a term loan of $109.7 million.

RECENT EVENTS

VAT LAWSUIT

In early November 2003, the Fourth Federal Court of the First Circuit (“Federal Court”) found no merit to the requested review that the Office of the Tax Attorney of the Mexican Government had filed, regarding the favorable resolution of the Federal Tribunal of Fiscal and Administrative Justice (the “Fiscal Court”) order to issue a Special VAT Certificate for $2,111,111,790.00 pesos, indexed with inflation and adjusted with fiscal interest rates, re-affirming the rights of the Company. On January 19 the Mexican Treasury delivered a Special VAT Certificate in the name of TFM for the consolidated historical claimed amount of $2,111,111,790.00 pesos.

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The delivery of that certificate incorrectly complied with the Fiscal Court’s resolution, as the certificate did not reflect adjustments for inflation and interest, and TFM subsequently presented a complaint before the upper chamber of the Fiscal Court, which is pending resolution.

Additionally, only one day after delivering the Special VAT Certificate, and as a part of a fiscal audit to the books of 1997 (conducted for the second time), the “Servicio de Administración Tributaria (“SAT” or “Tax Administrative Entity”) issued a preliminary summation finding of their visit.

In the preliminary summation finding, the SAT noted that the Company, “…wrongfully declared a VAT receivable for $2,111,111,790.00 Pesos, which in our opinion refers to expenses that do not comply with fiscal requirements, and therefore, are not deductible. In our view, TFM did not prove its VAT claim with corresponding documentation, which incorporates fiscal requisites as to the identity of the taxpayer, its tax identification code, address of the seller and buyer of the assets in question, and the VAT shown as separate from the principal…” and as a result, the VAT cannot be credited. Additionally, the SAT stated that the Mexican Treasury informed them that they had issued the aforementioned Special Certificate in the name of the Company, thus “…the Special VAT Certificate received by the visited company is not valid and the SAT made a provisional attachment to the Special Vat Certificate...” As of today, no tax liability has been levied against TFM, as the final summary of the audit is still pending.

TFM believes the provisional attachment of the Special VAT Certificate is a violation of its constitutional guarantees, and as a result, TFM requested an injunction (“amparo case”), which has been admitted. A constitutional hearing will be held in early March.

In order to discredit the statements included in the preliminary audit summary, TFM presented a document stating to the SAT that the acquisition documents that the Company has in its possession do comply with fiscal requirements, and that if the SAT were to require additional information, they should request such documents from the selling authority.

Finally, in the event the SAT does not accept the Company’s arguments, the SAT will notify the Company of its determination and may request payment of tax liabilities, which the company would dispute through every available legal means. TFM firmly believes its position is correct and it possesses adequate defenses and other rights granted by the agreements related to the privatization that will permit TFM to prevail.

Net profit in the full-year period was impacted by extraordinary one-time charges in connection with the VAT lawsuit totaling $23.7 million.

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GRUPO TFM PUT

In 2003, Grupo TFM requested a federal judge in Mexico to provide interpretation of the Purchase-Sale Agreement of TFM’s common stock, requesting adherence to the specific process provided in the Agreement and its Amendments, which should commence with an Initial Public Offering (“IPO”) of TFM’s shares into the public markets for the exercising of Grupo TFM’s call and the Mexican government’s Put option for the 20 percent equity interest in TFM it retains.

Given that none of the steps of this process had been completed, because the real value of the shares of TFM owned by the government could not be determined since TFM had not received reimbursement of a Value Added Tax, although ordered by the Mexican Fiscal Court on August 13, there could be no condition that applies in order for the Mexican government to request that Grupo TFM acquire the equity stake held at TFM by the government.

Grupo TFM also asked for and received from a federal judge an injunction, which blocks the government from exercising its Put option.

Grupo TFM acknowledges its commitment to acquire the equity interest that the Mexican government holds in TFM and has informed the government of its desire to comply once the pending steps from the original Agreement are completed, which should occur after the VAT claim has been reimbursed.

DEBT COVENANTS

During the fourth quarter of 2003, TFM failed to meet certain financial covenants ratios under its Term Loan facility and its Commercial Paper Program. The Company is currently negotiating with its lenders amendments to each of the above mentioned credit agreements, which would retroactively amend the covenants and would effectively cure the defaults. The Company is also in the process of refinancing its Commercial Paper program to extend the maturity date to 2006.

This report contains historical information and forward-looking statements regarding the current belief or expectations of the company concerning the company’s future financial condition and results of operations. The words “believe”, “expect” and “anticipate” and similar expressions identify some of these forward-looking statements. Statements looking forward in time involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, global, U.S. and Mexican economic and social conditions; the effect of the North American Free Trade Agreement (“NAFTA”) on the level of U.S. –Mexico trade; the company’s ability to convert customers from using trucking services to rail transport services; competition from other rail carriers and trucking companies in Mexico; the company’s ability to control expenses; and the effect of the company’s employee training, technological improvements and capital expenditures on labor productivity, operating efficiencies and service reliability. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of their respective dates. The company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For further information, reference should be made to the company’s filings with the Securities and Exchange Commission, including the company’s most recent Annual Report on Form 20-F.

Financial tables to follow................

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Grupo Transportación Ferroviaria Mexicana, S.A. de C.V.
and Subsidiaries
Consolidated Statement of Income
(Amounts expressed in thousands of US dollars)
(Unaudited)

	Three months ended		Year ended
	December 31,		December 31,
	2003	2002	2003	2002
Transportation revenues	175,163	179,738	698,528	712,140

Operating expenses	(121,165)	(125,636)	(479,968)	(474,609)
Depreciation and amortization	(21,894)	(21,148)	(86,554)	(84,213)

Total cost	(143,059)	(146,784)	(566,522)	(558,822)

Operating profit	32,104	32,954	132,006	153,318

Other expenses - net	(7,374)	(12,701)	(32,478)	(19,255)

Financial expenses - net	(27,729)	(28,442)	(111,132)	(96,748)
Exchange profit (loss) - net	(3,576)	(3,014)	(13,695)	(17,411)

Net comprehensive financing cost	(31,305)	(31,456)	(124,827)	(114,159)

Income (loss) before taxes	(6,575)	(11,203)	(25,299)	19,904
and minority interest
Income tax	(3,081)	(10,873)	(40,861)	(30,233)

Income (loss) before minority interest	(9,656)	(22,076)	(66,160)	(10,329)

Minority interest	1,795	4,460	13,043	2,341

Net income (loss) for the period	($ 7,861)	($17,616)	($53,117)	($ 7,988)

The consolidated financial statements were prepared in accordance with International Financial Reporting Standards.

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Grupo Transportación Ferroviaria Mexicana, S.A. de C.V.
and Subsidiaries
Consolidated Balance Sheet
(Amounts expressed in thousands of US dollars)
(Unaudited)

	December 31, 2003	December 31, 2002 (Audited)

Assets
Current assets
Cash and cash equivalents	$3,597	$30,249
Accounts receivable – net	189,744	204,484
Materials and supplies	16,693	20,261
Other current assets	13,157	10,256

Total current assets	223,191	265,250
Concession, property and equipment – net	1,814,603	1,832,289
Other assets	30,974	36,034
Deferred income tax	70,874	100,972

Total assets	$2,139,642	$2,234,545

Liabilities and stockholders’ equity
Current liabilities
Commercial paper and capital
lease due within one year	$121,938	$18,553
Accounts payable and accrued expenses	162,089	128,742

Total current liabilities	284,027	147,295
Long-term debt and capital lease obligation	846,078	1,004,552
Other non-current liabilities	33,723	40,735

Long-term liabilities	879,801	1,045,287

Total liabilities	1,163,828	1,192,582

Minority interest	316,586	329,619

Stockholders’ equity
Capital stock	807,008	807,008
Treasury shares	-204,904	-204,904
Effect on purchase of subsidiary shares	-33,562	-33,562
Retained earnings	90,686	143,802

Total stockholders’ equity	659,228	712,344

Total liabilities and stockholders’ equity	$2,139,642	$2,234,545

The consolidated financial statements were prepared in accordance with International Financial Reporting Standards.

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Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V.
and Subsidiaries
Consolidated Statement of Cash Flows
(Amounts expressed in thousands of US
dollars)
(Unaudited)

	Three months ended		Year ended
	December 31,		December 31,
	2003	2002	2003	2002
Cash flows from operating activities:
Net income (loss) for the period	($ 7,861)	($17,616)	($ 53,117)	($ 7,988)

Adjustments to reconcile net income to net cash
provided by operating activities :
Depreciation and amortization	21,894	19,487	86,554	84,213
Discount on senior unsecured debentures	0	3	0	22,563
Amortization of deferred financing costs	1,609	1,585	6,413	5,140
Other non cash item	(8,332)	9,369	20,730	34,711
Changes in working capital	10,461	12,301	29,846	(26,134)

Total adjustments	25,632	42,745	143,543	120,493

Net cash provided by operating activities	17,771	25,129	90,426	112,505

Cash flows from investing activities:
Investment in Mexrail	0	0	0	(44,000)
Acquisitions of property and equipment – net	(13,178)	(36,381)	(64,181)	(89,355)
Sale of equipment	624	(420)	2,390	642
Acquisition of treasury shares	0	0	0	(162,575)

Net cash used in investing activities	(12,554)	(36,801)	(61,791)	(295,288)

Cash flows from financing activities:
Proceeds payments of commercial paper – net	(10,000)	0	(37,000)	(143,262)
Proceeds from senior notes	0	0	0	175,191
Payment of term loan	0	0	(18,287)	128,000

Net cash (used in) provided by financing activities	(10,000)	0	(55,287)	159,929

Increase in cash and cash equivalents	(4,783)	(11,672)	(26,652)	(22,854)
Cash and cash equivalents
Beginning of period	8,380	41,921	30,249	53,103

End of period	$ 3,597	$ 30,249	$ 3,597	$ 30,249

The consolidated financial statements were prepared in accordance with International Financial Reporting Standards.

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